UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                    DIPLOMAT DIRECT MARKETING CORPORATION
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

SEC FILE NUMBER-33-22432
CUSIP NUMBER

(Check One):  /x/ Form 10-K  / / Form 20-F  / / Form 11-K
              / / Form 10-Q  / / Form N-SAR
               For Period Ended: September 30, 1998

              / / Transition Report on Form 10-K
              / / Transition Report on Form 20-F
              / / Transition Report on Form 11-K
              / / Transition Report on Form 10-Q
              / / Transition Report on Form N-SAR
               For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

Diplomat Direct Marketing Corporation
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Full Name of Registrant: Diplomat Direct Marketing Corporation

Diplomat Corporation
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Former Name if Applicable: Diplomat Corporation

25 Key Fries Drive
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Address of Principal Executive Office (Street and Number)

Stony Point, New York 10980
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/x/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/x/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

     The registrant is unable to file its form 10-K for the year ended September 30, 1998 within the prescribed period because it has been delayed in completing its financial statements due to recent changes in the registrant's accounting staff. However, the registrant fully expects to be able to file within the additional time allowed by this report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James G. Smith                           (212)      752-9700
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                    (Name)                  (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no,
    identify report(s).                                 /x/ Yes  / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                        /x/ Yes  / / No

    Due to an acquisition during the fiscal year and results for a full year of a subsidiary acquired in the prior fiscal year, the registrant expects revenues to be materially higher than in the last fiscal year, however, accurate financial information as to total losses or net income is not yet available.


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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 30, 1998                By: /s/ Jonathan Rosenberg
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                                       Jonathan Rosenberg
                                       President and Chief Executive Officer